Application for quotation of +securities Application for quotation of +securities 1 / 7 Announcement Summary Entity name JAMES HARDIE INDUSTRIES PLC Announcement Type New announcement Date of this announcement Wednesday August 24, 2022 The +securities to be quoted are: Total number of +securities to be quoted ASX +security code Security description Number of +securities to be quoted Issue date JHX CHESS DEPOSITARY INTERESTS 1:1 206,038 17/08/2022 Refer to next page for full details of the announcement +Securities issued under an +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer F or p er so na l u se o nl y

Application for quotation of +securities Application for quotation of +securities 2 / 7 Part 1 - Entity and announcement details 1.1 Name of entity JAMES HARDIE INDUSTRIES PLC We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules. 1.2 Registered number type ARBN Registration number 097829895 1.3 ASX issuer code JHX 1.4 The announcement is 1.5 Date of this announcement 24/8/2022 New announcement F or p er so na l u se o nl y

Application for quotation of +securities Application for quotation of +securities 3 / 7 Part 2 - Type of Issue 2.1 The +securities to be quoted are: 2.2 The +securities to be quoted are: Additional +securities in a class that is already quoted on ASX ("existing class") +Securities issued under an +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer F or p er so na l u se o nl y

Application for quotation of +securities Application for quotation of +securities 4 / 7 Part 3B - number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B Additional +securities to be quoted in an existing class issued under an +employee incentive scheme FROM (Existing Class) ASX +security code and description JHXAK : RESTRICTED STOCK UNIT TO (Existing Class) ASX +security code and description JHX : CHESS DEPOSITARY INTERESTS 1:1 Please state the number of +securities issued under the +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer 206,038 Please provide details of a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms Refer to 2001 Plan https://ir.jameshardie.com.au/public/download.jsp?id=5562 Refer to 2006 Plan https://ir.jameshardie.com.au/public/download.jsp?id=5390 Are any of these +securities being issued to +key management personnel (KMP) or an +associate Provide details of the KMP or +associates being issued +securities Name of KMP Name of registered holder Number of +securities Sean Gadd Same 39,604 Jason Miele Same 14,167 Joe Blasko Same 25,142 Ryan Kilcullen Same 25,135 J¿rg Brinkmann Same 8,958 Yes F or p er so na l u se o nl y

Application for quotation of +securities Application for quotation of +securities 5 / 7 James Johnson Same 1,070 John Arneil Same 6,091 Issue date 17/8/2022 Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued +securities in that class? Issue details Number of +securities to be quoted 206,038 Are the +securities being issued for a cash consideration? Please describe the consideration being provided for the +securities na Please provide an estimate (in AUD) of the value of the consideration being provided per +security for the +securities to be quoted 0.000000 Any other information the entity wishes to provide about the +securities to be quoted 5,223 RSUs vesting pursuant to the 2001 Equity Incentive Plan (2001 Plan). 3,603 shares were issued as a result of the vesting. The balance of 1,620 shares were withheld from issuance to satisfy applicable payroll withholding taxes. 321,949 RSUs vesting pursuant to the 2006 Long-Term Incentive Plan (2006 Plan). 202,435 shares were issued as a result of the vesting. The balance of 119,514 shares were withheld from issuance to satisfy applicable payroll withholding taxes No Yes F or p er so na l u se o nl y

Application for quotation of +securities Application for quotation of +securities 6 / 7 Part 4 - Issued capital following quotation Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise: (A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.) 4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application) ASX +security code and description Total number of +securities on issue JHX : CHESS DEPOSITARY INTERESTS 1:1 445,637,709 4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue JHXAK : RESTRICTED STOCK UNIT 2,099,057 F or p er so na l u se o nl y

Application for quotation of +securities Application for quotation of +securities 7 / 7 Part 5 - Other Listing Rule requirements 5.1 Are the +securities being issued under an exception in Listing Rule 7.2 and therefore the issue does not need any security holder approval under Listing Rule 7.1? 5.2 Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1? 5.2b Are any of the +securities being issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1? 5.2c Are any of the +securities being issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)? N/A No No No F or p er so na l u se o nl y